FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2012
Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

Communication of Relevant Information

Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, July 28th, of Securities Market (“Ley del Mercado de Valores”).

The Board of Directors of PRISA held on today, has adopted the following resolutions:

-	Acknowledgment of the resignation of Mr. Ignacio Polanco Moreno as President and Director, and of Mr. Diego Hidalgo Schnur as Director.
-	Appoint Mr. Juan Luis Cebrian Echarri as Executive President of the Board, proposed by the outgoing President Mr. Ignacio Polanco Moreno.
-	Appoint Mr. Fernando Abril-Martorell Hernandez as CEO.
-	Appoint Mr. Manuel Polanco Moreno as Vice-President.
-	Appoint Mr. Juan Arena de la Mora as member of the Appointments and Compensation Committee to fill in the vacancy caused by the resignation of Mr. Diego Hidalgo.

The Board has appointed Mr. Ignacio Polanco Moreno as Honorary Chairman of PRISA.

Mr. Ignacio Polanco Moreno has resigned as President and Director, stating that five years ago a transition period was opened under his presidency, being now culminated with this decision. Mr. Ignacio Polanco has expressed full support to the management team and his confidence in Mr. Juan Luis Cebrian Echarri, to succeed him as President of the Board.

Madrid, July 20th, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

July 20, 2012	By:	/s/ Iñigo Dago Elorza
	Name:	Iñigo Dago Elorza
	Title:	Chief Legal Officer and Secretary of the Board of Directors